UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

African Agriculture Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00792J100
(CUSIP Number)
Vasile Frank Timis c/o Global Commodities & Investments Ltd. 90 North Church Street, 2nd Floor George Town, Grand Cayman +41 79 759 28 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C 101	13D	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Global Commodities & Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,080,047

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,080,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,080,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 57,866,830, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on December 29, 2023.

CUSIP No. 29415C 101	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Vasile Frank Timis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia and Romania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
28,080,047

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
28,080,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,080,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 57,866,830, as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on December 29, 2023.

CUSIP No. 29415C 101	13D	Page 4 of 9 Pages
Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (this “Statement”) relates is the Common Stock, $0.0001 par value per share (“Common Stock”), of African Agriculture Holdings Inc. (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 445 Park Avenue, Ninth Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a)          This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Global Commodities & Investments Ltd., a Cayman exempt company (“Global”); and (ii) Vasile Frank Timis, a natural person (“Mr. Timis”). Each of Global and Mr. Timis are sometimes referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(b)          The address of each Reporting Person is 90 North Church Street, 2nd Floor, George Town, Grand Cayman.

(c)          The principal business of the Reporting Persons is to invest in businesses.  Mr. Timis’s principal occupation is businessman.

(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On June 13, 2019, an investigation was launched by the Dean of the Investigating Judges of the General High Court of Dakar in Senegal over the sale of gas contracts to British energy multinational BP. The contracts had been acquired by Timiscorp, a company of which Mr. Timis is the controlling shareholder. The 19-month investigation involved two other publicly traded companies in the United States, BP and Kosmos. The BBC reported BP bought the Timiscorp stake in certain Senegalese gas fields for a cash consideration in 2017, in addition to a royalty payout. The examining magistrate heard evidence regarding allegations from numerous sources per court transcripts over 18 months and found all allegations unproven. On December 29, 2020, the High Court’s conclusion was that there were no grounds to pursue any persons for any offenses related to the allegations contained in the BBC report. The judge dismissed the case in its entirety, citing lack of evidence, on all counts.

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Timis is a citizen of Australia and Romania.

CUSIP No. 29415C 101	13D	Page 5 of 9 Pages
Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities reported herein (i) as consideration in the Business Combination pursuant to the Merger Agreement and (ii) as consideration for transferring certain shares in connection with the CSED (as defined below).

The information set forth in Item 4 of this Statement is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Business Combination

On December 5, 2023, pursuant to an Agreement and Plan of Merger, dated as of November 2, 2022 (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of January 3, 2023, and that certain Second Amendment to Agreement and Plan of Merger, dated as of November 29, 2023, the “Merger Agreement”), by and among 10X Capital Venture Acquisition Corp. II, a Cayman Islands corporation (“10X II”), 10X AA Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and African Agriculture, Inc., a Delaware corporation (“AFRAG”), 10X II de-registered as an exempted company in the Cayman Islands, domesticated as a corporation in the State of Delaware and changed its name to “African Agriculture Holdings Inc.”

On December 6, 2023 (the “Closing Date”), pursuant to the terms of the Merger Agreement, Merger Sub merged with and into AFRAG (the “Merger,” and collectively with the domestication and the transactions contemplated in the Merger Agreement, the “Business Combination”), with AFRAG surviving the Merger as a wholly owned subsidiary of the Issuer. As a result of the Merger, each share of common stock of AFRAG issued and outstanding immediately prior to the Closing Date was converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (x) the quotient obtained by dividing (i) the sum of (1) $450,000,000 and (2) the aggregate amount of any Company Pre-Closing Financing (as defined in the Merger Agreement) by (ii) ten dollars ($10) by (y) the Aggregate Fully Diluted Company Shares (as defined in the Merger Agreement). The Reporting Persons received an aggregate of 16,378,797 shares of Common Stock of the Issuer pursuant to the terms of the Business Combination

Cash-Settled Equity Derivative Transaction

On November 29, 2023, 10X II and AFRAG entered into an agreement (the “CSED”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for a Cash-Settled Equity Derivative Transaction. It was a condition of the performance of Vellar under the terms of the CSED that Global transfer to Vellar 13,176,455 shares of the common stock of AFRAG (the “Transfer Shares”) prior to the Closing Date. In order to induce Global to transfer the Transfer Shares to Vellar, 10X II agreed to issue Global 11,701,250 shares of Common Stock of the Issuer (the “Replacement Shares”) immediately following the Closing Date pursuant to the terms of a Share Issuance Agreement by and between Global and 10X II (the “Issuance Agreement”). Contemporaneously with the Issuance Agreement, Global entered into the Transfer Agreement, by and among AFRAG, Global and Vellar, for the transfer of 13,176,455 shares of the common stock of AFRAG to Vellar (the “Transfer Agreement”). On December 6, 2023, immediately following the consummation of the Business Combination, the Issuer issued the Replacement Shares to Global.

CUSIP No. 29415C 101	13D	Page 6 of 9 Pages
Lock-Up Agreement

Global and the Issuer entered into a Lock-Up Agreement on December 6, 2023 (the “Lock-Up Agreement”) with respect to all shares of Common Stock of the Issuer held by Global as of immediately following the Closing Date (the “Lock-Up Shares”). Global is restricted from transferring any Lock-Up Shares except in accordance with the following: (i) one-third of the Lock-Up Shares will be subject to transfer restrictions for the six-month period following the Closing date; (ii) one-third of the Lock-Up Shares will be subject to transfer restrictions until the earlier of (a) the end of the twelve-month period following the closing date or (b) the date on which the last reported sale price of the Common Stock exceeds $12.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period that commences at least six (6) months after the Closing Date; and (iii) one-third of the Lock-Up Shares will be subject to transfer restrictions until the latter of (a) the end of the twelve-month period following the Closing Date and (b) the date upon which the Company enters into an Offtake Agreement (as defined in the Merger Agreement).

The foregoing descriptions of the Issuance Agreement, Transfer Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and the CSED, and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 29415C 101	13D	Page 7 of 9 Pages
To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b)          The response of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Statement are incorporated by reference into this Item 5.

Mr. Timis is the majority owner of Global and has voting and dispositive power with respect to the securities owned by Global.  Mr. Timis disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

(c)          Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 29415C 101	13D	Page 8 of 9 Pages
Item 7.	Material to be Filed as Exhibits.

Exhibit
A	Joint Filing Agreement
B	Share Issuance Agreement, dated November 29, 2023, by and between 10X Capital Venture Acquisition Corp. II and Global Commodities & Investments Ltd.
C	Transfer Agreement, dated November 29, 2023, by and among African Agriculture, Inc., Global Commodities & Investments Ltd., and Vellar Opportunities Fund Master, Ltd.
D	Lock-Up Agreement, dated December 6, 2023, by and between Global Commodities & Investments Ltd. and African Agriculture Holdings Inc.

CUSIP No. 29415C 101	13D	Page 9 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2024
Global Commodities & Investments Ltd.

	By:	/s/ Vasile Frank Timis
Vasile Frank Timis, director

/s/Vasile Frank Timis
Vasile Frank Timis